Insight Acquisition Corp.
333 East 91st Street
New York, New York 10128
Tel No. (646) 825-2380

September 16, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Pearlyne Paulemon
Pam Long

Re:	Insight Acquisition Corp.
Registration Statement on Form S-4
File No. 333-276291

Dear Ms. Paulemon and Ms. Long:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Insight Acquisition Corp., a Delaware corporation (the “Company”), hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Wednesday, September 18, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify James A. Prestiano of Loeb & Loeb LLP, counsel to the Company, at (212) 407-4831 or at jprestiano@loeb.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Insight Acquisition Corp.

By:	/s/ Michael Singer
Name:	Michael Singer
Title:	Executive Chairman and
Chief Executive Officer

cc:	William Alessi, Chief Executive Officer Alpha Modus Corp.